                       [1%] STEP-UP DEATH BENEFIT RIDER
                                ("this Rider")

[1%] STEP-UP DEATH BENEFIT FOR A VARIABLE ANNUITY

This Rider is part of the Contract to which it is attached. This Rider is effective if selected by the Owner. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider will terminate on the earlier of the Annuity Commencement Date or the Valuation Date LNL receives Notice to change the Death Benefit to a Death Benefit Option with a lower charge.

The following provision replaces Section 6.01 Determination of Amounts.

The [1%] Step-Up Death Benefit is equal to the greatest of:

   a. the Contract Value on the Valuation Date the Death Benefit is approved by the LNL Home Office for payment; or

   b. the sum of all [Net] Purchase Payments minus all withdrawals, including any applicable charges and any premium tax incurred; or

   c. the highest Contract Value on the Contract Date or on any Contract Date anniversary (determined before the allocation of any [Net] Purchase Payments on that Contract Date anniversary) prior to the [81/st/] birthday of the deceased Owner or Annuitant and prior to the date of death of the Owner or Annuitant for whom a death claim is approved by the LNL Home Office for payment. The highest Contract Value is adjusted for certain transactions. It is increased by [Net] Purchase Payments made on or after that Contract Date anniversary on which the highest Contract Value is obtained. It is decreased by partial withdrawals, including any applicable charges and any premium tax incurred on or after that Contract Date anniversary on which the highest Contract Value is obtained; or

   d. the accumulation of all [Net] Purchase Payments minus the accumulation of all withdrawals, including any applicable charges and any premium tax incurred; where each [Net] Purchase Payment, withdrawal, applicable charges and premium tax will be accumulated daily at an annual rate of [1%] from the date of the [Net] Purchase Payment, withdrawal, applicable charges and premium tax until the earlier of the date of death of the deceased Owner or Annuitant or the Contract Date anniversary immediately preceding the [81/st/] birthday of the deceased Owner or Annuitant, except that the accumulation of those [Net] Purchase Payments, withdrawals, applicable charges or premium tax will not exceed [100%] of that [Net] Purchase Payment, withdrawal, applicable charges and premium tax.

Upon the death of an Owner or Annuitant of this Contract, if a surviving spouse continues the Contract, the excess, if any, of the Death Benefit over the current Contract Value as of the date on which the death claim is approved by LNL for payment will be credited into the Contract. The excess will only be credited one time for each Contract.

If the Owner is a corporation or other non-individual (non-natural person) and there are Joint Annuitants, upon the death of the first Joint Annuitant to die, if the Contract is continued, the excess, if any, of the Death Benefit over the current Contract Value as of the date on which the death claim is approved by LNL for payment will be credited into the Contract. This excess will only be credited one time for each Contract.

If at any time the [Owner] [or] [Annuitant] named on this Contract is changed, except on the death of the prior [Owner] [or] [Annuitant], the Death Benefit for the new [Owner] [or] [Annuitant] will be the [Contract value] as of the Valuation Date the death claim for the new [Owner] [or] [Annuitant] is approved by the LNL Home Office for payment.

Other Death Benefit requirements may apply as shown on the Contract Specifications.


                  The Lincoln National Life Insurance Company

                      /s/ Mark E. Reynolds
                          Mark E. Reynolds
                          SVP & Chief Administrative Officer